Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
AUGUST 31, 2022

Our Annual General and Special Meeting of Shareholders will be held at 10:00 A.M. local time, on August 31, 2022.

This year, as a precautionary measure to proactively address the public health impact of coronavirus disease (COVID-19), to mitigate health and safety risks to our shareholders, employees and other stakeholders, our annual meeting will not be held in person. We will hold the meeting in a virtual format, which will be conducted via live audio webcast. As a Shareholder of the Corporation, you will have an equal opportunity to participate in the annual meeting online, regardless of your geographic location. You will have the opportunity to ask questions and vote on a number of important topics.

Your vote is important.

This document sets forth who is entitled to vote, the matters upon which you will be asked to vote and how to exercise your shareholder voting rights.

Please read it carefully.

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Vision Marine Technologies Inc. (the “Corporation”) will be held virtually, via live audio webcast online at https://www.virtualmeetingportal.com/visionmarinetechnologies/2022 on August 31, 2022, at 10:00 A.M., local time, for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the financial year ended August 31, 2021, together with the report of the auditors thereon;

2.	to fix the number of directors of the Corporation at six (6);

3.	to elect the directors of the Corporation for the ensuing year;

4.	to appoint Ernst & Young LLP as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors for the ensuing year;

5.	to consider and, if deemed advisable, to pass a special resolution (the “Special Resolution”) for the purpose of amending the articles of the Corporation to create a new class of preferred shares, all as more particularly described in the accompanying management information circular of the Corporation; and

6.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

This notice of Meeting is accompanied by: (a) the management information circular dated August 9, 2022 (the “Circular”); and (b) either a form of proxy for registered Shareholders or a voting instruction form for beneficial Shareholders.

Shareholders may attend the Meeting online or may be represented by proxy. Whether or not Shareholders are able to attend the Meeting, registered and non-registered Shareholders are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular. Please review the Circular carefully and in full prior to voting in relation to the matters set out above as the Circular has been prepared to help you make an informed decision on such matters.

Shareholders may register and log into the live audio webcast platform from 9:30 a.m. We would appreciate your early registration so that the Meeting may start promptly at 10:00 a.m.

DATED this August 9, 2022

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Alexandre Mongeon

Alexandre Mongeon, CEO